UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Signature Group Holdings, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

30226D106
(CUSIP Number)

JAMES R. CUMMINS
CUMMINS & BROWN LLC
312 Walnut Street
Suite 1000
Cincinnati, OH 45202
(513) 241-6400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 6, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON JAMES ALBERT MCINTYRE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14	TYPE OF REPORTING PERSON IN

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CUSIP NO. 30226D106

Item 4.	Purpose of Transaction and Item 5. Interest in Securities of the Issuer

This Amendment No. 9 supplements the Amendment No. 8 to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission on May 10, 2012, relating to shares of the Common Stock, $0.01 par value per share (the “Shares”), of Signature Group Holdings, Inc. (the “Issuer”).  This Amendment No. 9 is filed to report that Mr. McIntyre sold all shares of the Issuer previously reported as owned beneficially in his May 10, 2012 Schedule 13D filing.  As of September 6, 2012, Mr. McIntyre no longer owns any shares beneficially.  Thus Item 11 is amended to read as 0.0%.  Except as expressly set forth herein, there have been no other changes in the information set forth in Amendment No. 8.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 12, 2012

/s/ James Albert McIntyre
JAMES ALBERT MCINTYRE

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